Exhibit 99.8

Governance and rewards GOVERNANCE OVERVIEW Board of Directors The Board steers and sets the direction of the Group and brings independent, informed and effective judgement and leadership to bear on material discussions and decisions reserved for the Board, while ensuring that strategy, risk, performance and sustainable development considerations are effectively integrated and appropriately balanced. It ensures that Sasol capitalises on its opportunities as an ethical, decisive and responsible corporate citizen and embraces and promotes value-creating governance through a deliberate and structured approach. Board agenda: Board meetings take place at least quarterly, and more regularly as needed. For the reporting period, the Board held its quarterly meetings, and an additional 12 special meetings. The Board uses its meetings to discharge its governance and regulatory responsibilities. Meeting agendas are formal, follow a tailored work-plan agreed ahead of each meeting by the Chairman, President and Chief Executive Officer and the Company Secretary, with input from Board Committee Chairmen as appropriate. Meeting agendas comprise management reports on operational and financial performance, matters of strategic risk and opportunity, Group governance, compliance and legal matters, and matters otherwise reserved for Board decision-making. The Board is satisfied that it has fulfilled its responsibilities in accordance with its Board Charter for the reporting period. Board Charter The Board Charter (the Charter) provides for the roles, responsibilities, functions and powers of the Board, individual directors and the officials and executives of Sasol. The Charter further addresses the powers delegated to various Board Committees and the relevant principles of the Group’s limits and delegations of authority and matters reserved for final decision-making or pre-approval by the Board. The Charter describe the policies and practices of the Board in respect of matters such as corporate governance, trading by Directors in the securities of the Company, declarations and conflicts of interest, Board meeting documentation and procedures, composition of the Board and the nomination, appointment, induction, training and evaluation of Directors and members of Board Committees. + Attendance record •S Nkosi 88% ^ * •S Westwell 94% #* •MJ Cuambe 94% * •GMB Kennealy 94% * •NNA Matyumza 94% * •ZM Mkhize 94% * ^ Illness # Family bereavement * Special Board meetings, other than quarterly meetings Company Secretary Ms MML Mokoka was appointed as the Company Secretary of Sasol Limited effective 1 November 2019. The decision to appoint or remove the Company Secretary is a Board decision. The Board was satisfied that Ms Mokoka holds the requisite knowledge and experience to fulfil the duties of Company Secretary. The Company Secretary provides a central source of guidance and support to the Board and within the Company on matters of good governance and changes in legislation. The Board is aware of the duties of the Company Secretary and empowers her to fulfil those duties. As gatekeeper of good governance, the Company Secretary maintains an arm’s length relationship with the Board and its Directors as far as is reasonably possible. Board Committees The Board delegates certain responsibilities to well-structured Board Committees without abdicating accountability. The delegation is formal in terms of Board-approved Terms of Reference for each Committee underpinned by the Memorandum of Incorporation and the Board Charter. The Board appoints the members for the skills required to effectively provide strategic direction to the Sasol Group, as well as monitor and oversee the activities of the Group. The Board receives reports and minutes of each Committee meeting. The Board has established a framework for the delegation of authority to the President and Chief Executive Officer, which also sets out the material decisions in respect of which it has reserved the decision-making authority as the Board of the ultimate holding Company of the Group. The composition, mandate and performance of the various Board Committees are reviewed at least annually, and contribute to the effective discharge of the Board’s duties and responsibilities to grow and protect value for our stakeholders. During the period under review, the Board formed two new Sub-Committees, the Gearing Sub-Committee and a Sub-Committee to consider Non-Binding Offers, and to deal with balance sheet management and asset disposals respectively. Number of Board Attendance meetings: record: + 1697%

Governance framework


SASOL LIMITED SHAREHOLDERS
SASOL LIMITED BOARD
SASOL LIMITED BOARD COMMITTEES*
Audit Committee
Nomination and Governance Committee
Safety, Social and Ethics Committee
Remuneration Committee
Capital Investment Committee
PRESIDENT AND CHIEF EXECUTIVE OFFICER (CEO)
GROUP EXECUTIVE COMMITTEE (GEC)
GEC Sub-Committees
Combined Assurance and Disclosure Committee
Safety Committee
Investment Committee
Policy, Sustainability and Stakeholder Relations Committee
Disclosure Working Group
Mandating Committees
Transformation | Sanctions Compliance | DIMH*
Steering Committees
LCCP | Gate 1 | PSA
EXECUTIVE VICE PRESIDENTS (EVPs)
SUBSIDIARIES | OPERATING MODEL ENTITIES | ASSOCIATIONS | JOINT VENTURES | FOUNDATIONS
Senior Vice Presidents
STAKEHOLDERS
Risk/Opportunities
Control/Assurance
Disclosures

*The Board, at its meeting on 22 May 2020, resolved to dissolve the Digital, Information Management and Hedging Committee (DIMH) and to allocate the DIMH's financial market risk management and hedging mandate to the Audit Committee, and the DIMH's digital and information management mandate to the Capital Investment Committee.

Diversity

Effective oversight and decision-making require a range of perspectives. The Board recognises and embraces the benefits of having a diverse Board, and is committed to ensuring a diverse and inclusive culture at Board level where Directors believe that their views are heard and their concerns are attended to free from bias, discrimination and harassment.

Race, age and gender diversity, underpinned by the relevant skills as well as business, geographic and professional experience and background, enhance the composition of a truly diverse Board. All Board appointments are made on merit, having due regard for the benefits of diversity in its widest sense. In 2019 the Board set a target of 40% representation of women by 30 June 2022. This target was met early in 2020, with six women serving on the Board (40%), three of whom are Black. During May 2020, the Board confirmed its 2019 race-diversity target for working towards, and then maintaining, a minimum representation of 50% Black Directors.

Number of South African Board members:

10

7 Non-Executive Directors

3 Executive Directors

Governance and rewards

GOVERNANCE OVERVIEW (continued)

Board Committees and their work in 2020

Audit Committee

Chairman
C Beggs

Members
KC Harper*
GMB Kennealy
NNA Matyumza
S Westwell

* Appointed effective 1 April 2020

Number of meetings: **5** | Attendance **100%**

Committee focus in 2020

- Sasol's funding plan and securing flexibility with lenders on financial covenants.
- Decision to pass the interim and final dividend.
- Appointment of an international external advisor to the Board on balance sheet management during peak gearing, the Group's funding plan, risks related to going concern, the timing and successful execution of asset disposal transactions to ensure that the debt covenants are met as well as the credibility of the comprehensive response plan presented by management.
- Gearing Sub Committee met four times.
- Quarterly financial statements; forecasts; budget; and solvency and liquidity and going concern assessments.
- External auditor's audit plan, reports and fees.
- Sasol Assurance Services plan, reports and resources
- Our suite of reports.

Link to material matter

Maximising value from foundation business

Optimising our portfolio

Nomination and Governance Committee

Chairman
SA Nkosi#

Members
M Flöel
MEK Nkeli
PJ Robertson
S Westwell

Chairman of Sasol Limited, effective 27 November 2019

Number of meetings: **5** | Attendance **96%**

Committee focus in 2020

- Review of governance framework, delegations, Charters and terms of reference.
- Establishment of Gearing Sub-Committee in November 2019 and Asset Disposal Sub-Committee in May 2020.
- Methodology for evaluating the Board, Directors, Board Committees and the Company Secretary.
- Appointment of a new Non-executive Director, which improved the Board's gender diversity, and the appointment of a new Lead Independent Director.
- Executive succession planning and appointments, including of new President and CEO.
- Review of tenure of Directors, composition of Board Committees, skills matrix and categories of Directors as well as Directors' other commitments and their annual declarations of interest.
- Rotation and retirement of Sasol Limited Directors.
- Directors' induction and training programmes.

Link to material matter

Maximising value from foundation business

Safety, Social and Ethics Committee

Chairman
MBN Dube

Members
C Beggs
MJ Cuambe
FR Grobler*
VD Kahla*
ZM Mkhize
MEK Nkeli
S Westwell

* Appointed effective 1 November 2019

Number of meetings: **6** | Attendance **100%**

Committee focus in 2020

- Sasol's safety performance, including six fatalities. In particular, we considered the safety performance at Mining and at operations in Mozambique.
- Reviews conducted to determine the maturity and effectiveness of our high-severity incident (HSI) programme.
- Quarterly review of Sasol's management of sustainability issues.
- Developed emission-reduction roadmap to support our 2030 target for South African operations.
- Transforming Sasol's culture.
- Our response to COVID-19.
- Sasol's impact in Mozambique.
- Our position on the sustainability of plastics.
- Business and human rights in Sasol.
- Review of Climate Change and Sustainability Report
- Supports the Board with the governance of ethics.

Link to material matter

Eliminating fatalities and improving our culture

Advancing sustainability

Remuneration Committee

Chairman
MEK Nkeli

Members
SA Nkosi#
M Flöel
NNA Matyumza
PJ Robertson

Chairman of Sasol Limited, effective 27 November 2019

Number of meetings: **5** | Attendance **96%**

- Review short term and long term incentive plan targets and design principles to ensure ongoing relevance.
- Recommended the severance package details for the previous Joint presidents and Chief Executive Officers (CEOs) and the appointment package details of the new President and CEO and new Executive Vice Presidents.
- Approved special retention plan in the absence of not paying short term incentives (STIs) in 2019.
- Approved employee self help measures including salary sacrifice, pension contribution sacrifice, no increases and STIs in 2020.
- Approved an approach for pay ratio reviews.
- Virtual roadshows and engagements with majority of investors to determine the reasons for dissenting votes on the 2019 Implementation Report.
- Recommended minimum shareholding requirements for Directors.
- Review status of healthcare and retirement plans in the Group.
- Review people retention risks and approved mitigating plans.
- Remuneration for Executive and Non executive Directors.

Managing market volatility and self help actions

Capital Investment Committee

Chairman
S Westwell

Members
MJ Cuambe
MBN Dube
M Flöel
FR Grobler*
VD Kahla*
GMB Kennealy
PJ Robertson
P Victor

* Appointed effective 1 November 2019

Number of meetings: **5** | Attendance **97%**

- Tracking the cost and schedule of the LCCP. Achieved all the beneficial operation dates and cost estimates as published in October 2019, except for LDPE unit.
- Monitoring the LCCP assurance reports.
- Divestments and updates on the Group's asset review. Asset Disposal Sub Committee met twice in the year and ensured that assets were sold at value.
- Monitoring of progress of Mozambique projects and strategic approaches to developing large scale natural gas import opportunities for South Africa.
- The Group's capital project excellence programme.

Optimising our portfolio

Digital, Information Management and Hedging Committee^

Chairman
PJ Robertson

Members
C Beggs
FR Grobler*
VD Kahla*
NNA Matyumza
P Victor

* Appointed effective 1 November 2019

Number of meetings: **4** | Attendance **100%**

- Considered Sasol's cyber security as well as new technologies, information management, digital intervention and related IT controls.
- Provided direction and monitored Sasol's financial market risk management (hedging) policy, mandates and execution.

^ Committee dissolved from 2021. The responsibilities of this committee have been reallocated to the appropriate Board committees.

Managing market volatility and self help actions